SELECT★LIFE NY

A Flexible Premium Variable Universal Life Insurance Policy
issued by
ReliaStar Life Insurance Company of New York
and its
ReliaStar Life Insurance Company of New York Variable Life Separate Account I

Supplement dated August 22, 2005, to your Prospectus dated May 1, 2001

This supplement updates certain information contained in your prospectus dated May 1, 2001, as supplemented. Please read it carefully and keep it with your product prospectus for future reference.

NOTICE OF FUND SUBSTITUTIONS

Effective September 23, 2005, and pursuant to applicable regulatory approvals, ReliaStar Life Insurance Company of New York (the "Company") and ReliaStar Life Insurance Company of New York Variable Life Separate Account I (the "Variable Account") will replace the following funds in which subaccounts of the Variable Account invest (the "Replaced Funds") with certain other funds (the "Substitute Funds"), as follows:

Replaced Funds	Substitute Funds
Alger American Leveraged AllCap Portfolio (Class O)	ING Evergreen Omega Portfolio (Class I)
Putnam VT New Opportunities Fund (Class IA)	
Putnam VT Voyager Fund (Class IA)	
Alger American Growth Portfolio (Class O)	ING FMR Earnings Growth Portfolio (Class I)
Alger American Small Capitalization Portfolio (Class O)	ING JP Morgan Small Cap Equity Portfolio (Class I)
Premier VIT OpCap Small Cap Portfolio	
Putnam VT Growth and Income Fund (Class IA)	ING JP Morgan Value Opportunities Portfolio (Class I)
Fidelity® VIP Money Market Portfolio (Initial Class)	ING Liquid Assets Portfolio (Class I)
Janus Aspen International Growth Portfolio (Institutional Shares)	ING Marsico International Opportunities Portfolio (Class I)
Neuberger Berman AMT Partners Portfolio (Class I)	ING Mercury Large Cap Value Portfolio (Class I)
Premier VIT OpCap Global Equity Portfolio	ING Oppenheimer Global Portfolio (Initial Class)
Alger American MidCap Growth Portfolio (Class O)	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)
Premier VIT OpCap Equity Portfolio	ING UBS U.S. Large Cap Equity Portfolio (Initial Class)

Important Information about the Proposed Substitutions.

- After September 23, 2005, the effective date of the substitutions, the subaccounts which invest in the Replaced Funds will no longer be available through your variable life insurance policy.
- Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to a subaccount which invests in a Replaced Fund to any other subaccount or the fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitutions, all amounts you have allocated to the subaccount which invests in a Replaced Fund will automatically be reallocated to the subaccount which invests in a corresponding Substitute Fund. Thereafter, all future allocations directed to a subaccount which invests in a Replaced Fund will be automatically allocated to the corresponding Substitute Fund.
- You will not incur any fees or charges or any tax liability because of the substitutions, and your policy value immediately before the substitutions will equal your policy value immediately after the substitutions.
- The total expenses of each Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund. The fees and expenses of each Substitute Fund are more fully described in your variable life insurance prospectus and in the Substitute Fund's prospectus.
- The investment objective and policy of each Substitute Fund is substantially the same as, similar to or consistent with the investment objective and policy of the corresponding Replaced Fund. The investment objective of each Substitute Fund is more fully described in your variable life insurance prospectus and in the Substitute Fund's prospectus.
- If you have not already received prospectuses for the Substitute Funds, they accompany this supplement. Read these prospectuses carefully before deciding what to do with amounts allocated to the subaccounts which invest in the Replaced Funds. If you need another copy of the prospectuses, please contact our Customer Service Center at 1-877-886-5050 and we will send them to you.

Substitute Fund Fees and Expenses. The investment advisory fees and other expenses charged annually by each of the Substitute Funds are shown in your variable life insurance prospectus and the prospectuses for the Substitute Funds. Please see the prospectuses for the Substitute Funds for more information concerning these fees and expenses.

Not all of the Replaced Funds may be available through your variable life insurance policy. Please refer to your product prospectus for the list of Replaced Funds available to you.

Substitute Fund Investment Advisers/Subadvisers and Investment Objectives. The investment adviser/subadviser and investment objectives of the Substitute Funds are shown in your variable life insurance prospectus and the prospectuses for the Substitute Funds. Please see the prospectuses for the Substitute Funds for more information concerning the investment adviser/subadviser and investment objectives.